U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

On October 25, 2016, Dehaier Medical Systems Limited (the “Registrant”) announced several changes in connection with its strategic focus on smart wearable devices. In a press release attached as Exhibit 99.1, the Company announced that (1) the Registrant’s name will change from “Dehaier Medical Systems Limited” to “Lianluo Smart Limited”; (2) the Registrant’s stock ticker will change from “DHRM” to “LLST”; (3) Mr. Xiaoguang Shen, Mr. Genhui Chen and Ms. Huili (Alisa) Li have resigned from the Board of Directors; (4) Mr. Zhitao He, Mr. Zhiqiang (Richard) Chang and Mr. Bin Pan have been appointed to serve on the Board of Directors for terms expiring at the annual shareholder meetings for 2018, 2018 and 2017, respectively; (5) Mr. Ping Chen has resigned as Chairman of the Board of Directors and Mr. Zhitao He has been appointed to such position; (6) Ms. Huili (Alisa) Li has resigned as Chief Financial Officer of the Registrant and Ms. Hui Zhou has been appointed to such position and (7) the annual shareholder meeting of the Registrant will be held on December 20, 2016. The resignations of Mr. Xiaoguang Shen, Mr. Genhui Chen and Ms. Huili (Alisa) Li from the Board of Directors are not due to any disagreement with the Registrant.

Exhibits.

99.1	Press Release dated October 25, 2016.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

October 25, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

EXHIBIT INDEX

99.1	Press Release dated October 25, 2016.